MEMORANDUM

TO:	Ms. Amanda Ravitz
Mr. Tom Jones
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Pentair plc

DATE:	March 14, 2014

RE:	Pentair plc
Amendment No. 1 to Registration Statement on Form S-4
Filed on February 28, 2014
File No. 333-192961

This memorandum sets forth the responses of Pentair plc (the “Registrant”) to the comment provided orally by Mr. Tom Jones on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 11, 2014, with respect to Exhibit 5.1 to the above-referenced Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on February 28, 2014. For the convenience of the Staff, the Staff’s comment is repeated below in italics, and set forth below such comment is the Registrant’s response.

1.	Please file a signed and dated opinion of counsel that includes only necessary assumptions and qualifications.

The Registrant has filed the signed and dated opinion of Arthur Cox regarding the legality of the securities being registered as Exhibit 5.1 to Amendment No. 2 to the Registration Statement.